Exhibit 21.1
List of Subsidiaries

Subsidiary Name	Jurisdiction of Incorporation or Organization
Prothena Biosciences Limited	Ireland
Prothena Biosciences Inc	Delaware
Prothena Finance Inc	Delaware
Othair Prothena Limited	Ireland
Prothena Pharma Limited	Ireland